Exhibit 99.1

March 21, 2023

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington, D.C. 20549

Re: Akanda Corp.

Ladies and Gentlemen:

We have read the statements in the Form 6-K dated March 21, 2023, of Akanda Corp. (“the Company”) to be filed with the Securities and Exchange Commission and we agree with such statements therein as related to our firm. We have no basis to and, therefore, do not agree or disagree with the other statements made by the Company in the Form 6-K.

Sincerely,

/s/ BF Borgers CPA PC

March 21, 2023